SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Triple-S Management Corporation
(Name of Issuer)
Class B Common Stock, par value $1.00 per share
(Title of Class of Securities)
896749108
(CUSIP Number)
December 6, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)

CUSIP No.	896749108	13G	Page	2	of	11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Run Capital, LP 36-4504416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,600,000**

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

1,600,000**

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600,000**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.94%**

12	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	896749108	13G	Page	3	of	11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Run GP, LP 37-1438821

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,600,000**

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

1,600,000**

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600,000**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.94%**

12	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	896749108	13G	Page	4	of	11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Run Advisors, LLC 35-2177955

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,600,000**

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

1,600,000**

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600,000**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.94%**

12	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	896749108	13G	Page	5	of	11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Todd B. Hammer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,600,000**

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

1,600,000**

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600,000**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.94%**

12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	896749108	13G	Page	6	of	11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas B. Ellis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,600,000**

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

1,600,000**

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600,000**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.94%**

12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals and sole members and limited partners, as applicable, of North Run, the GP and the Investment Manager. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13G relates to shares of Class B Common Stock of Triple-S Management Corporation, a Puerto Rico corporation (the “Issuer”) purchased by the Master Fund.

Item 1(a)	Name of Issuer.

Triple-S Management Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1441 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920

Item 2(a)	Name of Person Filing.

	(1)	North Run Capital, LP
	(2)	North Run GP, LP
	(3)	North Run Advisors, LLC
	(4)	Todd B. Hammer
	(5)	Thomas B. Ellis

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130

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Item 2(c)	Citizenship or Place of Organization.

	(1)	North Run Capital, LP is a Delaware limited partnership.
	(2)	North Run GP, LP is a Delaware limited partnership.
	(3)	North Run Advisors, LLC is a Delaware limited liability company.
	(4)	Todd B. Hammer is a U.S. citizen.
	(5)	Thomas B. Ellis is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Class B Common Stock, par value $1.00 per share (the “Class B Shares”).

Item 2(e)	CUSIP Number.

896749108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership.

(a)	North Run, the GP, the Investment Manager, Todd B. Hammer, and Thomas B. Ellis may be deemed the beneficial owners of 1,600,000 Class B Shares.

(b)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 9.94% of the outstanding Class B Shares. This percentage was determined by dividing 1,600,000 by 16,100,000, which is the number of Class B Shares outstanding as of December 6, 2007, after giving effect to the full exercise of the underwriters’ over-allotment option described in the Issuer’s registration statement on Form S-1/A filed on November 16, 2007 with the Securities and Exchange Commission (the “Registration Statement”), according to the Registration Statement and as subsequently confirmed by the Issuer. The outstanding Class B Shares represent approximately 50.0% of the Issuer’s share capital. Outstanding shares of the Issuer’s Class A common stock represent another approximately 50.0% of its share capital. Shares of Class A common stock are not registered under the Securities Exchange Act of 1934, nor are they listed on any national exchange. Except for a conversion provision applicable to shares of Class A common stock and the anti-dilution rights of the holders of Class B Shares, each as described in the Registration Statement, the rights of Class A common stock are identical to the rights of the Class B Shares.

(c)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the sole power to vote and dispose of the 1,600,000 Class B Shares beneficially owned.

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Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Investors in the Funds identified in the introduction hereto have an indirect interest in dividends and/or sale proceeds of the Class B Shares. The Reporting Persons do not know of any single investor with an interest, directly or indirectly, in more than 5% of the Class B Shares.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below each Reporting Person certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement, dated December 17, 2007, between North Run, GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

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SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.
     Date: December 17, 2007

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC
its general partner

	By:	/s/ Thomas B. Ellis

	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer

	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP

By:	North Run Advisors, LLC
its general partner

	By:	/s/ Thomas B. Ellis

	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer

	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC

By:	/s/ Thomas B. Ellis

Name:	Thomas B. Ellis
Title:	Member

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and

By:	/s/ Todd B. Hammer

Name:	Todd B. Hammer
Title:	Member

/s/ Thomas B. Ellis

Thomas B. Ellis

/s/ Todd B. Hammer

Todd B. Hammer

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